Calvert



INVESTMENTS THAT MAKE A DIFFERENCE®

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September 30, 2004

Annual Report

Calvert Large Cap Growth Fund

An Ameritas Acacia Company



Calvert

INVESTMENTS
THAT MAKE A DIFFERENCE®





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Dear Shareholder:

Through the reporting year ended September 30, 2004, economic growth and corporate profits have maintained strength, though markets have certainly been influenced by concerns about the war in Iraq, record oil prices, the U.S. Presidential election, and rising interest rates.

Against this backdrop, equities (as measured by the S&P 500) posted healthy 12-month returns of 13.86%, while the smaller-capitalization Russell 2000™ Index appreciated by 18.77% for the same period. Generally, value funds performed better than growth funds during this 12-month period.[1] On the international front, overseas stocks (as measured by the MSCI EAFE™ Index), generally outperformed their U.S. counterparts, boosted in part by currency exchange rates.

Notably, the majority of gains in U.S. stocks occurred between October and December of 2003. With the new calendar year, caution over political and macro-economic events resulted in a pull-back from stock investors' risk-embracing attitudes and a flatter stock market for most of 2004.

In the market overall, lower-quality stocks led domestic-equity returns in 2003, and – as our shareholders know and we believe appreciate – our equity funds favor higher-quality stocks. We have begun to witness the reversing of this trend in 2004 as higher-quality stocks have gained some ground, an environment that gives us cause for optimism looking forward.

Two Additions to Our Fund Family

I'm proud to announce the fourth-quarter 2004 launch of two new Calvert funds—the Calvert Small Cap Value Fund and the Calvert Mid Cap Value Fund—offering investors additional diversification opportunities within the Calvert family of funds. Both are managed by Chicago-based Channing Capital Management LLC, whose founding principal Eric McKissack is formerly of Ariel Capital

Management. At Ariel, Mr. McKissack was the lead manager of the Ariel Appreciation Fund, a mid-cap value portfolio. We believe the combination of Channing Capital's investment expertise and Calvert's industry-leading corporate social research make these attractive products for investors.

Other Calvert Initiatives

Calvert continued this year to strive toward our dual goals of favorable investment results and positive environmental, corporate governance, and social impact.

In June 2004, we launched the Calvert Women's Principles, the first global code of conduct for corporations that's focused on addressing gender inequalities and empowering, advancing, and investing in women worldwide. This landmark initiative has been making headlines in media in the U.S. and abroad, including *The Wall Street Journal*, *BusinessWeek*, *The Christian Science Monitor*, NPR Marketplace Morning Report, and Associated Press Worldstream.

On the shareholder advocacy front, we made significant inroads during the 2004 proxy season in the areas of board diversity and corporate disclosure of key environmental information. Of the 34 shareholder resolutions filed by Calvert, 16 were successfully withdrawn after the companies agreed to the terms of their respective resolutions. Half of the companies agreed to disclose key social and environmental information, and six firms agreed to make amendments to their nominating committee charter to formalize a commitment to hire and retain qualified directors from diverse backgrounds.

With the introduction of several innovative tools for advisors and investors, Calvert once again received awards in 2004 for Web marketing excellence from the Web Marketing Association and Dalbar, a leading financial-services market research firm.

Maintain a Long-Term Outlook

As always, we encourage our shareholders to keep their long-term investment objectives front and center, avoiding reactions to short-term market and economic developments. Maintaining a sound, diversified strategy based on personal goals, individual risk tolerance, and investment time horizon is a time-tested, prudent approach. Working with a financial professional can help you gain important insights into investment markets, personal investment planning, and the discipline it takes to stay with a thoughtful strategy. Thank you for your continued investment with Calvert, and we look forward to serving you in the year ahead.

Sincerely,



Barbara J. Krumsiek
President and CEO
Calvert Group, Ltd.

October 2004

1. For the 12-month period ended September 30, 2004, the Russell 3000 Value Index returned 20.89% versus 7.82% for the Russell 3000 Growth Index.

The performance data quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Visit www.calvert.com to obtain performance data current to the most recent month-end.

For more information on any Calvert fund, please contact your financial advisor or call Calvert at 800.368.2748 for a free prospectus. An investor should consider the investment objectives, risks, charges, and expenses of an investment carefully before investing. The prospectus contains this and other information. Read it carefully before you invest or send money

May lose value. Not FDIC Insured. No Bank Guarantee. Not NCUA/NCUSIF Insured. No Credit Union Guarantee.

Calvert mutual funds are underwritten and distributed by Calvert Distributors, Inc., member NASD, a subsidiary of Calvert Group, Ltd.

SOCIAL UPDATE

from the Calvert Social Research Department

Shareholder Activism

Calvert shareholder activism focuses on supporting good companies that can become even better at helping create a fair, sustainable society.

Our advocacy efforts for the just-completed activism season included filing a record 34 shareholder proposals, of which 16 were successfully withdrawn when the companies agreed to our requests. Of the remaining proposals, three received SEC exemptions, 12 went to vote, two were not officially presented, and one is to be voted on in November 2004. Key themes for this year's efforts were board diversity and social/environmental disclosure.

Board Diversity

Six of ten companies agreed to shareholder proposal requests that Calvert's Model Nominating Committee Charter Language on Board Diversity be adopted. The language helps ensure that women and minority candidates be included in every director search.

Social/Environmental Disclosure

Fourteen resolutions asked companies to prepare sustainability reports based on Global Reporting Initiative guidelines for voluntary corporate reporting on the economic, environmental, and social impacts of operations. We've been able to withdraw half of these resolutions after companies agreed to reporting. On resolutions that went to vote, support ranged from 20.3% to 42.2%.

Up next in our advocacy efforts: a focus on companies' adopting greenhouse-gas-emission reduction targets.

New Global Initiative

Launched in June 2004 as a joint initiative between Calvert and the United Nations Development Fund for Women (UNIFEM), the Calvert Women's Principles is the first global code of corporate conduct focused exclusively on empowering, advancing, and investing in women. As UNIFEM Executive Director Noeleen Heyzer noted, this code "...will provide a concrete set of indicators for tracking the progress of gender justice in the corporate community."

PORTFOLIO MANAGEMENT DISCUSSION



John Montgomery
of Bridgeway Capital
Management

PORTFOLIO STATISTICS
SEPTEMBER 30, 2004

INVESTMENT PERFORMANCE
(total return at NAV)

	6 MONTHS ENDED 9/30/04	12 MONTHS ENDED 9/30/04
Class A	(1.85%)	15.55%
Class B	(2.29%)	14.49%
Class C	(2.36%)	14.38%
Class I	(1.58%)	16.26%
S&P 500 Index*	(0.18%)	13.86%
Lipper Multi-Cap Growth Funds Avg.*	(3.83%)	9.64%

ASSET ALLOCATION

Stocks	93%
Cash or Cash Equivalents	7%
Total	**100%**

Past performance is no guarantee of future results.

Investment performance does not reflect the deduction of any front-end or deferred sales charge.

* Source: Lipper Analytical Services, Inc.

Performance

Calvert Large Cap Growth Fund Class A shares returned 15.55% for the year ended September 30, 2004, leading both the S&P 500 Index (+13.86%) and its peer group, as measured by the Lipper Multi-Cap Growth Average (+9.64%). This is the fourth consecutive fiscal year in which the Fund has beaten its Lipper peer group.

Investment Climate

After being on a roll for six consecutive quarters, market momentum stalled in the third quarter of 2004, as investor confidence waned. For the quarter ended September 30, the average U.S. diversified stock fund decreased 2.8%, according to Lipper, giving back most of the positive performance from the previous two quarters. Investors seemed to be hesitant given the uncertainty of the imminent Presidential election, the war in Iraq, and widespread concerns about economic issues, including escalating oil prices, sluggish retail sales, and corporate layoffs.

Based on Lipper's reports, our area of the market – large-cap growth stocks – trailed all other areas, some by as much as 16% for this fiscal year. Value stocks trounced growth stocks by heavy margins, while small-cap value and core stocks continued their 20%-plus average returns from 2003. However, we do not expect this trend to continue, believing large-cap and growth-oriented stocks are overdue for their day in the sun.

Portfolio Strategy
What Worked in 2004

In spite of our focus on growth stocks and large-cap stocks, we achieved market-beating performance for this fiscal year. Our ongoing goal of being fully invested in the market certainly played a role in our strategy. Likewise, our Fund maintained healthy allocations to sectors that performed well, namely Telecommunications, Retail, and Computers. Although our Fund may only hold a maximum of 10% in foreign companies, our few foreign companies also contributed to our market-beating performance.

Looking at the portfolio as a whole, our strong performers in a diversity of industries were Research in Motion Ltd. and Tele. LM Ericsson in Producer Durables, FleetBoston Financial Corp. and SouthTrust Corp. in Financial Services, and Deutsche Telekon AG in Utilities.

What Didn't Work in 2004

Our worst-performing stock for the year was Knight Trading Group, Inc., which unfortunately declined 35.16% during the fiscal year. The price dropped steadily after the company's December quarter earnings did not meet Wall Street earnings expectations. Their report disclosed that almost 50% of earnings were derived from hedge-fund subsidiary operations instead of the company's main business. This resulted in a 14% price drop in one day in January, a substantial hit. By fiscal-year end, we had divested all our holdings in Knight Trading. Interestingly, our single best performer, Research in Motion, made up for the red ink of our seven worst-performing stocks. In addition to Knight Trading, these included Intel Corp., Red Hat Inc., Broadcom Corp., and AU Optronics Corp. in Technology as well as Medimmune Inc. in Health Care.

PORTFOLIO STATISTICS

ECONOMIC SECTORS	% OF TOTAL INVESTMENTS
Auto & Transportation	5.2%
Consumer Discretionary	23.3%
Consumer Staples	4.1%
Financial Services	11.7%
Health Care	12.1%
Materials & Processing	1.2%
Non Equity Securities	7.2%
Other	1.0%
Other Energy	1.0%
Producer Durables	9.5%
Technology	18.2%
Utilities	5.5%
	100%

Outlook

The U.S. Presidential election, the impact of war, a wavering economy, and environmental issues have certainly been on investors' minds this last year. Bridgeway's investment process, guided by emotion-free quantitative decision-making, held strong as we remained fully invested. Industry-leading social research and shareholder activism contributed positively to this Fund's investment strategy and historical results, and we expect them to continue doing so in the future. While we remain concerned about problems and crises nationally and internationally, we are optimistic about our nation's ability to move in a positive direction.

October 2004

The performance data quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Visit www.calvert.com to obtain performance data current to the most recent month-end.

For more information on any Calvert fund, please contact your financial advisor or call Calvert at 800.368.2748 for a free prospectus. An investor should consider the investment objectives, risks, charges, and expenses of an investment carefully before investing. The prospectus contains this and other information. Read it carefully before you invest or send money.

May lose value. Not FDIC Insured. No Bank Guarantee. Not NCUA/NCUSIF Insured. No Credit Union Guarantee.

Calvert mutual funds are underwritten and distributed by Calvert Distributors, Inc., member NASD, a subsidiary of Calvert Group, Ltd.

PORTFOLIO STATISTICS

SEPTEMBER 30, 2004

AVERAGE ANNUAL TOTAL RETURNS
(with max. load)

	CLASS A SHARES*
One year	10.07%
Five year	0.69%
Ten Year	10.84%

	CLASS B SHARES
One year	9.49%
Since inception	(6.69%)
(10/31/00)	

	CLASS C SHARES
One year	13.38%
Since inception	(5.88%)
(10/31/00)	

	CLASS I SHARES*
One year	16.26%
Five year	2.15%
Ten Year	11.65%

TEN LARGEST STOCK HOLDINGS

	% OF NET ASSETS
Research in Motion Ltd.	3.3%
Autodesk. Inc.	2.4%
Pfizer, Inc.	2.0%
FedEx Corp.	2.0%
Starbucks Corp.	2.0%
Home Depot, Inc.	2.0%
American International Group, Inc.	1.9%
Juniper Networks, Inc.	1.9%
eBay, Inc.	1.9%
Safeco Corp.	1.8%
Total	**21.2%**

* Pursuant to the Agreement and Plan of Reorganization, the Social Responsibility Portfolio of Bridgeway Fund, Inc. ("Bridgeway") was reorganized into the Class I Shares of the Calvert Large Cap Growth Fund, which commenced operations on 10/31/00. The performance results prior to 10/31/00 for Class A Shares and Class I Shares of the Calvert Large Cap Growth Fund reflect the performance of Bridgeway. Past performance is no guarantee of future results.

PERFORMANCE COMPARISON

Comparison of change in value of $10,000 investment. (Source:Lipper Analytical Services, Inc.)



Calvert Large Cap Growth Fund (A) - $28,004*
Calvert Large Cap Growth Fund (I) - $30,100*
S&P 500 Monthly Reinvest - $28,601
Lipper Multi-Cap Growth Funds Avg - $25,006

Average annual total returns in the Portfolio Statistics above and the Performance Comparison line graph are with maximum load deducted – they assume reinvestment of dividends and reflect the deduction of the Fund's maximum front-end or deferred sales charge. No sales charge has been applied to the index used for comparison. The value of an investment in Class A & Class I shares is plotted in the line graph. The value of an investment in another class of shares would be different depending on sales charges and expenses. The graph and table do not reflect the deduction of taxes that a shareholder would pay on the Fund's distributions or the redemption of Fund shares. Past performance is no guarantee of future results.

SHAREHOLDER EXPENSE EXAMPLE

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges; redemption fees; and (2) ongoing costs, including management fees; distribution (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

This Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (April 1, 2004 to September 30, 2004).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

The Fund charges an annual low balance account fee of $15 to those shareholders whose account balance is less than $1,000. If the low balance fee applies to your account, you should subtract the fee from the ending account value in the chart below.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or redemption fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	BEGINNING ACCOUNT VALUE 4/1/04	ENDING ACCOUNT VALUE 9/30/04	EXPENSES PAID DURING PERIOD* 4/1/04 - 9/30/04
CLASS A			
Actual	$1,000.00	$981.50	$7.87
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,017.06	$8.01
CLASS B			
Actual	$1,000.00	$977.10	$12.75
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,012.11	$12.97
CLASS C			
Actual	$1,000.00	$976.40	$12.77
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,012.07	$13.00
CLASS I			
Actual	$1,000.00	$984.20	$4.82
Hypothetical *(5% return per year before taxes)*	$1,000.00	$1,020.14	$4.91

* Expenses are equal to the Fund's annualized expense ratio of 1.59%, 2.58%, 2.59%, and 0.97%, for Class A, Class B, Class C and Class I respectively, multiplied by the average account value over the period, multiplied by 183/366.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of The Calvert Impact Fund, Inc. and Shareholders of Calvert Large Cap Growth Fund:

We have audited the accompanying statement of net assets of the Calvert Large Cap Growth Fund, one of the funds in Calvert Impact Fund, Inc., as of September 30, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the three year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the years ended September 30, 2001 and June 30, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 16, 2001. The financial highlights for the periods presented prior to June 30, 2001, were audited by other auditors, whose report, dated August 16, 2000, expressed and unqualified opinion thereon.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2004, by correspondence with the custodian and broker. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Calvert Large Cap Growth Fund as of September 30, 2004 and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two year period then ended, and the financial highlights for each of the years in the three year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, PA
November 22, 2004

STATEMENT OF NET ASSETS
SEPTEMBER 30, 2004

EQUITY SECURITIES - 98.2%	SHARES	VALUE
Advertising Agencies - 0.8%		
Lamar Advertising Co.*	25,400	$1,056,894
Air Transportation - 2.0%		
FedEx Corp.	29,900	2,562,131
Automobiles - 1.1%		
Toyota Motor Corp. (ADR)	18,800	1,435,944
Banks - New York City - 0.5%		
J.P. Morgan Chase & Co.	17,200	683,356
Banks - Outside New York City - 1.5%		
Bank of America Corp.	17,768	769,887
US Bancorp	39,400	1,138,660
		1,908,547
Biotechnology - Research & Production - 3.2%		
Amgen, Inc.*	33,100	1,876,108
Biogen Idec, Inc.*	36,200	2,214,354
		4,090,462
Chemicals - 0.2%		
Ecolab, Inc.	8,000	251,520
Communications & Media - 1.1%		
Time Warner, Inc.*	84,000	1,355,760
Communications Technology - 6.7%		
Cisco Systems, Inc.*	48,100	870,610
Juniper Networks, Inc.*	102,833	2,426,859
NCR Corp.*	29,900	1,482,741
Qualcomm, Inc.	47,800	1,866,112
Tellabs, Inc.*	205,700	1,890,383
		8,536,705
Computer - Services, Software & Systems - 5.6%		
Adobe Systems, Inc.	39,100	1,934,277
Affiliated Computer Services, Inc.*	6,400	356,288
Autodesk, Inc.	63,600	3,092,868
Symantec Corp.*	32,900	1,805,552
		7,188,985
Computer Technology - 3.9%		
Apple Computer, Inc.*	53,100	2,057,625
Dell, Inc.*	53,400	1,901,040
International Business Machines Corp.	12,700	1,088,898
		5,047,563

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Consumer Electronics - 3.0%		
Harman International Industries, Inc.	17,600	$1,896,400
Yahoo!, Inc.*	58,800	1,993,908
		3,890,308
Consumer Products - 1.6%		
Gillette Co.	47,700	1,990,998
Cosmetics - 0.6%		
Estee Lauder Co.'s, Inc.	19,200	802,560
Diversified Financial Services - 1.5%		
Goldman Sachs Group, Inc.	20,100	1,874,124
Diversified Production - 0.7%		
Danaher Corp.	16,600	851,248
Drug & Grocery Store Chains - 3.6%		
CVS Corp.	28,500	1,200,705
Smart & Final, Inc.*	72,900	1,221,804
Walgreen Co.	59,600	2,135,468
		4,557,977
Drugs & Pharmaceuticals - 4.1%		
Bristol-Myers Squibb Co.	78,600	1,860,462
Eon Labs, Inc.*	32,700	709,590
Johnson & Johnson	2,744	154,569
Pfizer, Inc.	84,200	2,576,520
		5,301,141
Electronic Equipment & Components - 0.4%		
Molex, Inc.	17,300	515,886
Electronics - 0.9%		
Flir Systems, Inc.*	19,900	1,164,150
Electronics - Medical Systems - 1.5%		
Medtronic, Inc.	37,100	1,925,490
Electronics - Semiconductors / Components - 1.6%		
Linear Technology Corp.	22,800	826,272
Marvell Technology Group Ltd.*	47,900	1,251,627
		2,077,899
Electronics - Technology - 0.5%		
AU Optronics Corp. (ADR)	48,300	604,716
Financial Data Processing Services - 0.4%		
First Data Corp.	10,854	472,149
Financial Information Services - 1.3%		
Moody's Corp.	13,700	1,003,525
Reuters Group plc (ADR)	20,600	700,812
		1,704,337

Equity Securities - Cont'd	Shares	Value
Financial Miscellaneous - 0.1%		
Fannie Mae	1,371	$86,921
Healthcare Services - 1.7%		
Anthem, Inc.*	22,000	1,919,500
Express Scripts, Inc.*	4,600	300,564
		2,220,064
Home Building - 0.6%		
DR Horton, Inc.	24,705	817,983
Household Equipment & Products - 1.4%		
Black & Decker Corp.	23,000	1,781,120
Identify Control & Filter Devices - 0.7%		
Parker Hannifin Corp.	14,200	835,812
Insurance - Multi-Line - 5.2%		
Aflac, Inc.	11,500	450,915
American International Group, Inc.	36,300	2,468,037
Hartford Financial Services, Inc.	22,100	1,368,653
Safeco Corp.	51,200	2,337,280
		6,624,885
Insurance - Property & Casualty - 1.0%		
Progressive Corp.	15,500	1,313,625
Jewelry Watches & Gems - 1.6%		
Fossil, Inc.*	66,300	2,051,322
Machinery - Agricultural - 1.4%		
Deere & Co.	28,600	1,846,130
Medical & Dental - Instruments & Supplies - 2.2%		
Biomet, Inc.	40,600	1,903,328
Stryker Corp.	19,300	927,944
		2,831,272
Metal Fabricating - 1.0%		
Lone Star Technologies, Inc.*	35,400	1,338,120
Multi-Sector Companies - 1.1%		
3M Co.	17,700	1,415,469
Office Furniture & Business Equipment - 1.4%		
Canon, Inc. (ADR)	6,900	325,404
Lexmark International, Inc.*	11,400	957,714
Xerox Corp.*	35,200	495,616
		1,778,734
Oil - Crude Producers - 1.1%		
Chesapeake Energy Corp.	39,800	630,034
XTO Energy, Inc.	23,500	763,280
		1,393,314

EQUITY SECURITIES - CONT'D	SHARES	VALUE
Radio & Television Broadcasters - 1.7%		
Univision Communications, Inc.*	68,900	$2,177,929
Recreational Vehicles & Boats - 1.5%		
Harley-Davidson, Inc.	31,500	1,872,360
Restaurants - 2.0%		
Starbucks Corp.*	56,200	2,554,852
Retail - 7.6%		
Best Buy Co., Inc.	9,800	531,552
Costco Wholesale Corp.	45,400	1,886,824
Fastenal Co.	38,700	2,229,120
Home Depot, Inc.	63,400	2,485,280
Lowe's Co.'s, Inc.	9,500	516,325
Nordstrom, Inc.	33,500	1,281,040
Staples, Inc.	24,700	736,554
		9,666,695
Securities Brokers & Services - 0.9%		
E*Trade Financial Corp.*	104,600	1,194,532
Services - Commercial - 3.3%		
eBay, Inc.*	25,600	2,353,664
Korn / Ferry International*	104,300	1,901,389
		4,255,053
Soaps & Household Chemicals - 0.8%		
Procter & Gamble Co.	19,300	1,044,516
Telecommunications Equipment - 4.9%		
Research In Motion Ltd.*	55,700	4,252,138
Telefonaktiebolaget LM Ericsson (ADR)*	63,000	1,968,120
		6,220,258
Transportation Miscellaneous - 0.9%		
United Parcel Service, Inc., Class B	14,600	1,108,432
Utilities - Gas Distribution - 0.4%		
Kinder Morgan, Inc.	7,800	489,996
Utilities - Telecommunications - 5.4%		
America Movil, SA de CV (ADR)	21,000	819,630
Deutsche Telekom AG (ADR)*	10,200	190,332
Nextel Communications, Inc.*	74,000	1,764,160
SBC Communications, Inc.	84,700	2,197,965
Western Wireless Corp.*	74,900	1,925,679
		6,897,766
Total Equity Securities (Cost $114,637,747)		125,668,010

CERTIFICATES OF DEPOSIT - 0.1%	PRINCIPAL AMOUNT	VALUE
ShoreBank & Trust Co., 1.20%, 2/11/05 (b)(k)	$100,000	$99,902
Total Certificate of Deposit (Cost $100,000)		99,902

U.S. GOVERNMENT AGENCIES AND INSTRUMENTALITIES- 7.6%

Federal Home Loan Bank Discount Notes, 10/1/04	9,700,000	9,700,000
Total U.S. Government Agencies and Instrumentalities (Cost $9,700,000)		9,700,000
TOTAL INVESTMENTS (Cost $124,437,747) - 105.9% .		135,467,912
Other assets and liabilities, net - (5.9%)		(7,504,123)
NET ASSETS - 100%		$127,963,789

NET ASSETS CONSIST OF:

Paid-in capital applicable to the following shares of common stock, 250,000,000 shares of $0.01 par value authorized for Class A, Class B, Class C and Class I combined:	
Class A: shares outstanding 4,012,488	$93,780,172
Class B: shares outstanding 537,556	11,678,756
Class C: shares outstanding 479,300	10,833,814
Class I: shares outstanding 251,671	7,925,939
Accumulated net realized gain (loss) on investments	(7,285,057)
Net unrealized appreciation (depreciation) on investments	11,030,165
NET ASSETS	$127,963,789

NET ASSET VALUE PER SHARE

Class A (based on net assets of $97,781,255)	$24.37
Class B (based on net assets of $12,614,266)	$23.47
Class C (based on net assets of $11,288,415)	$23.55
Class I (based on net assets of $6,279,853)	$24.95

Abbreviations:
ADR: American Depository Reciept

*   *Non-income producing.*

(b) This security was valued by the board of trustees. See note A.

(k)These certificates of deposit are fully insured by agencies of the federal government.

See notes to financial statements.

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2004

NET INVESTMENT INCOME

Investment Income:	
Dividend income (net of foreign taxes withheld of $3,519)	$439,293
Interest income	38,949
Total investment income	478,242
Expenses:	
Investment advisory fee	163,880
Investment subadvisory fee:	
Base fee	294,985
Performance adjustment	69,708
Transfer agency fees and expenses	216,114
Distribution Plan expenses:	
Class A	115,863
Class B	82,930
Class C	61,324
Directors' fees and expenses	21,009
Administrative fees	126,323
Accounting fees	45,468
Custodian fees	25,118
Registration fees	59,502
Reports to shareholders	17,947
Professional fees	31,276
Miscellaneous.	3,097
Total expenses	1,334,544
Reimbursement from Advisor:	
Class A	(105,381)
Class B	(11,240)
Class C	(7,199)
Class I	(33,456)
Fees paid indirectly	(8,718)
Net expenses.	1,168,550
NET INVESTMENT INCOME (LOSS)	(690,308)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain (loss)	344,252
Change in unrealized appreciation or (depreciation)	5,760,700
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	6,104,952
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$5,414,644

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

INCREASE (DECREASE) IN NET ASSETS	YEAR ENDED SEPTEMBER 30, 2004	YEAR ENDED SEPTEMBER 30, 2003
Operations:		
Net investment income (loss)	($690,308)	($248,433)
Net realized gain (loss)	344,252	(446,097)
Change in unrealized appreciation or (depreciation)	5,760,700	6,028,949
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	5,414,644	5,334,419
Capital share transactions:		
Shares sold:		
Class A Shares	81,896,431	9,561,406
Class B Shares	8,189,859	2,600,469
Class C Shares	8,946,816	1,471,287
Class I Shares	2,540,953	342,204
Redemption fees:		
Class A Shares	4,239	—
Class B Shares	2,693	—
Shares redeemed:		
Class A Shares	(5,976,498)	(3,387,990)
Class B Shares	(982,285)	(719,225)
Class C Shares	(684,309)	(457,594)
Class I Shares	(695,356)	(1,078,809)
Total capital share transactions	93,242,543	8,331,748
TOTAL INCREASE (DECREASE) IN NET ASSETS	98,657,187	13,666,167
NET ASSETS		
Beginning of year	29,306,602	15,640,435
End of year	$127,963,789	$29,306,602
CAPITAL SHARE ACTIVITY		
Shares sold:		
Class A Shares	3,402,566	507,070
Class B Shares	350,529	139,719
Class C Shares	380,779	77,448
Class I Shares	101,450	19,053
Shares redeemed:		
Class A Shares	(250,296)	(185,866)
Class B Shares	(42,474)	(40,176)
Class C Shares	(29,457)	(26,517)
Class I Shares	(28,122)	(58,172)
Total capital share activity	3,884,975	432,559

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

General: The Calvert Large Cap Growth Fund (the "Fund"), a series of Calvert Impact Fund, Inc., is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Calvert Impact Fund, Inc. was organized as a Maryland corporation on August 10, 2000. On October 19, 2000, the Fund sold 6,667 shares ("initial shares") valued at $100,000, to Calvert Asset Management Company, Inc., the Fund's investment advisor. The Fund began operations on October 31, 2000 and offers four separate classes of shares. Class A shares are sold with a maximum front-end sales charge of 4.75%. Class B shares are sold without a front-end sales charge. With certain exceptions, the Fund will impose a deferred sales charge at the time of redemption, depending on how long the shares have been owned by the investor. Class C shares are sold without a front-end sales charge. With certain exceptions, the Fund will impose a deferred sales charge on shares sold within one year of purchase. Class B and Class C shares have higher levels of expenses than Class A shares. Class I shares have no front-end or deferred sales charge. Class I shares require a minimum account balance of $1,000,000. The $1 million minimum investment may be waived for certain institutional accounts, where it is believed to be in the best interest of the Fund and its shareholders. Each class has different: (a) dividend rates, due to differences in Distribution Plan expenses and other class-specific expenses, (b) exchange privileges, and (c) class-specific voting rights.

Security Valuation: Net asset value per share is determined every business day as of the close of the regular session of the New York Stock Exchange (generally 4:00 p.m. Eastern time), and at such other times as may be necessary or appropriate. Securities for which market quotations are available are valued at last sale price or official closing price on the primary market or exchange in which they trade. Unlisted securities and listed securities for which a market quotatioin is not available are valued at the most recent bid price or based on a yield equivalent obtained from the securities' market maker. Short-term notes are stated at amortized cost, which approximates fair value. Other securities for which market quotations are not available or deemed inappropriate are fair valued in good faith under the direction of the Board of Directors.

In determining fair value, the Board considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically. The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

At September 30, 2004, securities valued at $99,902 or 0.1% of net assets were fair valued in good faith under the direction of the Board of Directors.

Repurchase Agreements: The Fund may enter into repurchase agreements with recognized financial institutions or registered broker/dealers and, in all instances, holds underlying securities with a value exceeding the total repurchase price, including accrued interest. Although risk is mitigated by the collateral, the Fund could experience a delay in recovering its value and a possible loss of income or value if the counterparty fails to perform in accordance with the terms of the agreement.

Security Transactions and Net Investment Income: Security transactions are accounted for on trade date. Realized gains and losses are recorded on an identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income, which includes amortization of premium and accretion of discount on debt securities, is accrued as earned. Investment income and realized and unrealized gains and losses are allocated to separate classes of shares based upon the relative net assets of each class. Expenses arising in connection with a class are charged directly to that class. Expenses common to the classes are allocated to each class in proportion to their relative net assets.

Distributions to Shareholders: Distributions to shareholders are recorded by the Fund on ex-dividend date. Dividends from net investment income and distributions from net realized capital gains, if any, are paid at least annually. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles; accordingly, periodic reclassifications are made within the Fund's capital accounts to reflect income and gains available for distribution under income tax regulations.

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Redemption Fees: Effective February 1, 2004, the Fund began to charge a 2% redemption fee on redemptions, including exchanges, made within 30 days of purchase in the same Fund (within five days for Class I shares). The redemption fee is paid to the Fund, and is intended to discourage market-timers by ensuring that short-term trading costs are borne by the investors making the transactions and not the shareholders already in the Fund.

Expense Offset Arrangements: The Fund has an arrangement with its custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the Fund's cash on deposit with the bank. Such a deposit arrangement is an alternative to overnight investments.

Federal Income Taxes: No provision for federal income or excise tax is required since the Fund intends to qualify as a regulated investment company under the Internal Revenue Code and to distribute substantially all of its taxable earnings.

Note B — Related Party Transactions

Calvert Asset Management Company, Inc. (the "Advisor") is wholly-owned by Calvert Group, Ltd. ("Calvert") which is indirectly wholly-owned by Ameritas Acacia Mutual Holding Company. The Advisor provides investment advisory services and pays the salaries and fees of officers and affiliated Directors of the Fund. For its services, the Advisor receives an annual fee, payable monthly, of .25% of the Fund's average daily net assets. Under the terms of the agreement, $99,958 was payable at year end.

Bridgeway Capital Management, Inc., ("BCM") is the Fund's Subadvisor. BCM receives a subadvisory fee, paid by the Fund. For its services, BCM receives a base annual fee, payable monthly, of .45% of the Fund's average daily net assets. BCM may earn (or have its base fee reduced by) a performance fee adjustment of plus or minus .25%, based on the extent to which performance of the Fund exceeds or trails the Standard & Poor's 500 Index, the Fund's benchmark. For purposes of calculating the base fee, net assets are averaged over the most recent month end, and for purposes of calculating the performance fee, net assets are averaged over a rolling one-year performance period. Under the terms of the agreement, $90,261 was payable at year end.

The Advisor has contractually agreed to limit net annual fund operating expenses through January 31, 2005. The contractual expense cap is 1.50% for Class A, 2.50% for Class B, 2.50% for Class C and .90% for Class I. For the purposes of this expense limit, operating expenses do not include interest expense, brokerage commissions, performance fee adjustments, taxes, extraordinary expenses and capital items.

Calvert Administrative Services Company, an affiliate of the Advisor, provides administrative services to the Fund for an annual fee, payable monthly, of .20% for Classes A, B, and C, and .10% for Class I based on their average daily net assets. Under the terms of the agreement, $19,145 was payable at year end.

Calvert Distributors, Inc. ("CDI"), an affiliate of the Advisor, is the distributor and principal underwriter for the Fund. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund has adopted Distribution Plans that permit the Fund to pay certain expenses associated with the distribution and servicing of its shares. The expenses paid may not exceed .25%, 1.00% and 1.00% annually of average daily net assets of each Class A, Class B and Class C, respectively. Class I shares do not have Distribution Plan expenses. Under the terms of the agreement, $37,176 was payable at year end.

The Distributor received $145,772 as its portion of commissions charged on sales of the Fund's Class A shares for the year ended September 30, 2004.

Calvert Shareholder Services, Inc. ("CSSI") is the shareholder servicing agent for the Fund. For its services, CSSI received a fee of $63,444 for the year ended September 30, 2004. Under the terms of the agreement, $7,713 was payable at year end. Boston Financial Data Services, Inc. is the transfer and dividend disbursing agent.

Each Director of Calvert Impact Fund, Inc., who is not affiliated with the Advisor receives an annual fee of $5,000 that is allocated to each of the funds served.

Note C — Investment Activity

During the year, purchases and sales of investments, other than short-term securities, were $126,229,220 and $35,735,960, respectively.

The cost of investments owned at September 30, 2004 for federal income tax purposes was $124,538,145. Net unrealized appreciation aggregated $10,929,767 of which $13,525,267 related to appreciated securities and $2,595,500 related to depreciated securities.

Net realized capital loss carryforward for federal income tax purposes of $3,459,944 and $3,057,676 at September 30, 2004 may be utilized to offset future capital gains until expiration in September 2010 and September 2011, respectively.

The Fund intends to elect to defer post-October losses of $667,039 to fiscal year ending September 30, 2005. Such losses if unutilized will expire in 2013.

As of September 30, 2004, the components of distributable earnings/(accumulated losses) on a tax basis were as follows:

Capital loss carryforward	($6,517,620)
Unrealized appreciation (depreciation)	10,929,767
	$4,412,147

Reclassifications, as shown in the table below, have been made to the Fund's components of net assets to reflect income and gains available for distribution (or available capital loss carryovers as applicable) under income tax law and regulations. The primary permanent differences causing such reclassifications are due to the disallowance of net operating losses.

Undistributed net investment income	$690,308
Paid in capital	(690,308)

The difference between the components of distributable earnings on a tax basis and the amounts reflected in the statement of net assets are primarily due to wash sales and post-October losses.

Note D — Line of Credit

A financing agreement is in place with all Calvert Group Funds (except for the Calvert Social Investment Fund's Balanced and Enhanced Equity Portfolios, the CVS Calvert Social Balanced Portfolio and the CVS Ameritas Index 500 Portfolio) and State Street Bank and Trust Company ("the Bank"). Under the agreement, the Bank is providing an unsecured line of credit facility, in the aggregate amount of $50 million ($25 million committed and $25 million uncommitted), to be accessed by the Funds for temporary or emergency purposes only. Borrowings under this facility bear interest at the overnight Federal Funds Rate plus .50% per annum. A commitment fee of .10% per annum will be incurred on the unused portion of the committed facility which will be allocated to all participating funds. The Fund had no loans outstanding pursuant to this line of credit at September 30, 2004. For the year ended September 30, 2004, borrowings by the Fund under the Agreement were as follows:

Average Daily Balance	Weighted Average Interest Rate	Maximum Amount Borrowed	Month of Maximum Amount Borrowed
$15,525	1.53%	$1,894,005	January 2004

FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS A SHARES	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$21.09**	**$16.25**	**$19.19**
Income from investment operations			
Net investment income	(.10)	(.16)	(.10)
Net realized and unrealized gain (loss)	3.38	5.00	(2.84)
Total from investment operations	3.28	4.84	(2.94)
Total increase (decrease) in net asset value	3.28	4.84	(2.94)
Net asset value, ending	**$24.37**	**$21.09**	**$16.25**
Total return*	15.55%	29.78%	(15.32%)
Ratios to average net assets:			
Net investment income	(.87%)	(1.07%)	(.64%)
Total expenses	1.85%	2.53%	2.48%
Expenses before offsets	1.62%	1.70%	1.42%
Net expenses	1.61%	1.68%	1.39%
Portfolio turnover	56%	78%	71%
Net assets, ending (in thousands)	**$97,781**	**$18,139**	**$8,758**

	PERIODS ENDED	
CLASS A SHARES	SEPTEMBER 30 2001##	JUNE 30, 2001#
Net asset value, beginning	**$23.27**	**$29.87**
Income from investment operations		
Net investment income	(.02)	(.08)
Net realized and unrealized gain (loss)	(4.06)	(6.52)
Total from investment operations	(4.08)	(6.60)
Total increase (decrease) in net asset value	(4.08)	(6.60)
Net asset value, ending	**$19.19**	**$23.27**
Total return*	(17.53%)	(22.10%)
Ratios to average net assets:		
Net investment income	(.61%) (a)	(.54%) (a)
Total expenses	2.62% (a)	3.02% (a)
Expenses before offsets	1.39% (a)	1.42% (a)
Net expenses	1.30% (a)	1.37% (a)
Portfolio turnover	31%	122%
Net assets, ending (in thousands)	**$6,915**	**$7,318**

FINANCIAL HIGHLIGHTS

		YEARS ENDED	
CLASS B SHARES	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	**$20.50**	**$15.96**	**$19.04**
Income from investment operations			
Net investment income (loss)	(.29)	(.28)	(.25)
Net realized and unrealized gain (loss)	3.26	4.82	(2.83)
Total from investment operations	2.97	4.54	(3.08)
Total increase (decrease) in net asset value	2.97	4.54	(3.08)
Net asset value, ending	**$23.47**	**$20.50**	**$15.96**
Total return*	14.49%	28.45%	(16.18%)
Ratios to average net assets:			
Net investment income (loss)	(1.89%)	(2.07%)	(1.64%)
Total expenses	2.76%	3.51%	3.61%
Expenses before offsets	2.62%	2.70%	2.42%
Net expenses	2.61%	2.68%	2.39%
Portfolio turnover	56%	78%	71%
Net assets, ending (in thousands)	**$12,614**	**$4,705**	**$2,074**

	PERIODS ENDED	
CLASS B SHARES	SEPTEMBER 30, 2001##	JUNE 30, 2001#
Net asset value, beginning	**$23.15**	**$29.87**
Income from investment operations		
Net investment income (loss)	(.05)	(.21)
Net realized and unrealized gain (loss)	(4.06)	(6.51)
Total from investment operations	(4.11)	(6.72)
Total increase (decrease) in net asset value	(4.11)	(6.72)
Net asset value, ending	**$19.04**	**$23.15**
Total return*	(17.75%)	(22.50%)
Ratios to average net assets:		
Net investment income (loss)	(1.60%) (a)	(1.55%) (a)
Total expenses	4.19% (a)	6.17% (a)
Expenses before offsets	2.39% (a)	2.42% (a)
Net expenses	2.30% (a)	2.37% (a)
Portfolio turnover	31%	122%
Net assets, ending (in thousands)	**$1,445**	**$1,372**

FINANCIAL HIGHLIGHTS

	YEARS ENDED		
CLASS C SHARES	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	$20.59	$16.02	$19.12
Income from investment operations			
Net investment income (loss)	(.24)	(.26)	(.24)
Net realized and unrealized gain (loss)	3.20	4.83	(2.86)
Total from investment operations	2.96	4.57	(3.10)
Total increase (decrease) in net asset value	2.96	4.57	(3.10)
Net asset value, ending	$23.55	$20.59	$16.02
Total return*	14.38%	28.53%	(16.21%)
Ratios to average net assets:			
Net investment income (loss)	(1.88%)	(2.08%)	(1.64%)
Total expenses	2.74%	3.78%	3.96%
Expenses before offsets	2.62%	2.70%	2.42%
Net expenses	2.61%	2.68%	2.39%
Portfolio turnover	56%	78%	71%
Net assets, ending (in thousands)	$11,288	$2,635	$1,234

	PERIODS ENDED	
CLASS C SHARES	SEPTEMBER 30, 2001##	JUNE 30, 2001#
Net asset value, beginning	$23.24	$29.87
Income from investment operations		
Net investment income (loss)	(.06)	(.21)
Net realized and unrealized gain (loss)	(4.06)	(6.42)
Total from investment operations	(4.12)	(6.63)
Total increase (decrease) in net asset value	(4.12)	(6.63)
Net asset value, ending	$19.12	$23.24
Total return*	(17.73%)	(22.20%)
Ratios to average net assets:		
Net investment income (loss)	(1.62%) (a)	(1.50%) (a)
Total expenses	5.14% (a)	5.75% (a)
Expenses before offsets	2.39% (a)	2.42% (a)
Net expenses	2.30% (a)	2.37% (a)
Portfolio turnover	31%	122%
Net assets, ending (in thousands)	$691	$743

FINANCIAL HIGHLIGHTS

CLASS I SHARES	YEARS ENDED		
	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002
Net asset value, beginning	$21.46	$16.44	$19.30
Income from investment operations			
Net investment income (loss)	(.06)	(.10)	(.01)
Net realized and unrealized gain (loss)	3.55	5.12	(2.85)
Total from investment operations	3.49	5.02	(2.86)
Total increase (decrease) in net asset value	3.49	5.02	(2.86)
Net asset value, ending	$24.95	$21.46	$16.44
Total return*	16.26%	30.54%	(14.82%)
Ratios to average net assets:			
Net investment income (loss)	(.30%)	(.46%)	(.05%)
Total expenses	1.72%	2.07%	1.81%
Expenses before offsets	1.02%	1.10%	.82%
Net expenses	1.01%	1.08%	.79%
Portfolio turnover	56%	78%	71%
Net assets, ending (in thousands)	$6,280	$3,828	$3,574

CLASS I SHARES	PERIODS ENDED		
	SEPTEMBER 30, 2001##	JUNE 30, 2001	JUNE 30, 2000
Net asset value, beginning	$23.37	$36.09	$26.45
Income from investment operations			
Net investment income	—	.01	(.12)
Net realized and unrealized gain (loss)	(4.07)	(9.12)	10.03
Total from investment operations	(4.07)	(9.11)	9.91
Distributions from			
Net realized gain	—	(3.61)	(.27)
Total distributions	—	(3.61)	(.27)
Total increase (decrease) in net asset value	(4.07)	(12.72)	9.64
Net asset value, ending	$19.30	$23.37	$36.09
Total return*	(17.42%)	(27.80%)	37.60%
Ratios to average net assets:			
Net investment income (loss)	(.02%) (a)	.02%	(.37%)
Total expenses	2.13% (a)	2.05%	2.13%
Expenses before offsets	.79% (a)	1.10%	1.50%
Net expenses	.70% (a)	1.06%	1.50%
Portfolio turnover	31%	122%	71%
Net assets, ending (in thousands)	$5,043	$6,208	$7,385

(a) Annualized.
*   Total return does not reflect deduction of any front-end or deferred sales charge.
#   From October 31, 2000 inception.
Three month audited period.

Pursuant to the Agreement and Plan of Reorganization, the Social Responsibility Portfolio of Bridgeway Fund, Inc. was reorganized into the Class I Shares of the Calvert Large Cap Growth Fund on October 31, 2000. For financial reporting purposes, the Bridgeway Social Responsibility Portfolio, which commenced operations on August 5, 1994, has been deemed the accounting survivor. Its operations are combined with that of the Fund since the Fund's inception in presenting the Fund's financial highlights.

See notes to financial statements.

EXPLANATION OF FINANCIAL TABLES

SCHEDULE OF INVESTMENTS

The Schedule of Investments is a snapshot of all securities held in the fund at their market value, on the last day of the reporting period. Securities are listed by asset type (e.g., common stock, corporate bonds, U.S. government obligations) and may be further broken down into sub-groups and by industry classification.

STATEMENT OF ASSETS AND LIABILITIES

The Statement of Assets and Liabilities is often referred to as the fund's balance sheet. It lists the value of what the fund owns, is due and owes on the last day of the reporting period. The fund's assets include the market value of securities owned, cash, receivables for securities sold and shareholder subscriptions, and receivables for dividends and interest payments that have been earned, but not yet received. The fund's liabilities include payables for securities purchased and shareholder redemptions, and expenses owed but not yet paid. The statement also reports the fund's net asset value (NAV) per share on the last day of the reporting period. The NAV is calculated by dividing the fund's net assets (assets minus liabilities) by the number of shares outstanding. This statement is accompanied by a Schedule of Investments. Alternatively, if certain conditions are met, a Statement of Net Assets may be presented in lieu of this statement and the Schedule of Investments.

STATEMENT OF NET ASSETS

The Statement of Net Assets provides a detailed list of the fund's holdings, including each security's market value on the last day of the reporting period. The Statement of Net Assets includes a Schedule of Investments. Other assets are added and other liabilities subtracted from the investments total to calculate the fund's net assets. Finally, net assets are divided by the outstanding shares of the fund to arrive at its share price, or Net Asset Value (NAV) per share.

At the end of the Statement of Net Assets is a table displaying the composition of the fund's net assets. Paid in Capital is the money invested by shareholders and represents the bulk of net assets. Undistributed Net Investment Income and Accumulated Net Realized Gains usually approximate the amounts the fund had available to distribute to shareholders as of the statement date. Accumulated Realized Losses will appear as negative balances. Unrealized Appreciation (Depreciation) is the difference between the market value of the fund's investments and their cost, and reflects the gains (losses) that would be realized if the fund were to sell all of its investments at their statement-date values.

STATEMENT OF OPERATIONS

The Statement of Operations summarizes the fund's investment income earned and expenses incurred in operating the fund. Investment income includes dividends earned from stocks and interest earned from interest-bearing securities in the fund. Expenses incurred in operating the fund include the advisory fee paid to the investment advisor, administrative services fees, distribution plan expenses (if applicable), transfer agent fees, shareholder servicing expenses, custodial, legal, and audit fees, and the printing and postage expenses related to shareholder reports. Expense offsets (fees paid indirectly) are also shown. Credits earned from offset arrangements are used to reduce the fund's expenses. This statement also shows net gains (losses) realized on the sale of investments and the increase or decrease in the unrealized appreciation (depreciation) on investments held during the period.

STATEMENT OF CHANGES IN NET ASSETS

The Statement of Changes in Net Assets shows how the fund's total net assets changed during the two most recent reporting periods. Changes in the fund's net assets are attributable to investment operations, distributions and capital share transactions.

The Operations section of the report summarizes information detailed in the Statement of Operations. The Distribution section shows the dividend and capital gain distributions made to shareholders. The amounts shown as distributions in this section may not match the net investment income and realized gains amounts shown in the Operations section because distributions are determined on a tax basis and certain investments or transactions may be treated differently for financial statement and tax purposes. The Capital Share Transactions section shows the amount shareholders invested in the fund, either by purchasing shares or by reinvesting distributions, and the amounts redeemed. The corresponding numbers of shares issued, reinvested and redeemed are shown at the end of the report.

FINANCIAL HIGHLIGHTS

The Financial Highlights table provides a per-share breakdown per class of the components that affect the fund's net asset value for current and past reporting periods. The table provides total return, total distributions, expense ratios, portfolio turnover and net assets for the applicable period. Total return is a measure of a fund's performance that encompasses all elements of return: dividends, capital gain distributions and changes in net asset value. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gain distributions, expressed as a percentage of the initial investment. Total distributions include distributions from net investment income and net realized gains. Long-term gains are earned on securities held in the fund more than one year. Short-term gains, on the sale of securities held less than one year, are treated as ordinary dividend income for tax purposes. The expense ratio is a fund's cost of doing business, expressed as a percentage of net assets. These expenses directly reduce returns to shareholders. Portfolio turnover measures the trading activity in a fund's investment portfolio – how often securities are bought and sold by a fund. Portfolio turnover is affected by market conditions, changes in the size of the fund, the nature of the fund's investments and the investment style of the portfolio manager.

PROXY VOTING

The Proxy Voting Guidelines of the Calvert Funds that the Fund uses to determine how to vote proxies relating to portfolio securities is provided as an Appendix to the Fund's Statement of Additional Information. The Statement of Additional Information can be obtained free of charge by calling the Fund at 1-800-368-2745, by visiting the Calvert website at www.calvert.com; or by visiting the SEC's website at www.sec.gov.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on the Fund's website at www.calvert.com and on the SEC's website at www.sec.gov.

AVAILABILITY OF QUARTERLY PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The first N-Q filings for this Fund will be for the quarter ending December 31, 2004. The Fund's Form N-Q will be available on the SEC's website at www.sec.gov. The Fund's Form N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC; information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Fund makes the information on Form N-Q available to shareholders on the Calvert website at www.calvert.com.

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DIRECTOR AND OFFICER INFORMATION TABLE

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen	Other Directorships (Not Applicable to Officers)
INDEPENDENT TRUSTEES/DIRECTORS					
REBECCA ADAMSON DOB: 09/10/49	Director	2000	President of the national non-profit, First Nations Financial Project. Founded by her in 1980, First Nations is the only American Indian alternative development institute in the country.	9	• Tom's of Maine • Calvert Foundation
MILES DOUGLAS HARPER, III DOB: 10/16/62	Director	2000	Partner, Gainer Donnelly & Desroches since January 1999. Prior to that Mr. Harper was Vice President, Wood, Harper, PC.	3	• Bridgeway Funds
JOY V. JONES DOB: 07/02/50	Director	2000	Attorney and entertainment manager in New York City.	9	
INTERESTED TRUSTEES/DIRECTORS					
BARBARA J. KRUMSIEK DOB: 08/09/52	Director, President & Chair	2000	President, Chief Executive Officer and Vice Chairman of Calvert Group, Ltd. Prior to joining Calvert in 1997, Ms. Krumsiek had served as a Managing Director of Alliance Fund Distributors, Inc.	38	• Calvert Foundation

D. WAYNE SILBY, Esq. DOB: 07/20/48	Director	2000	Mr. Silby is Chairman of GroupServe Foundation, a software company focused on collaborative tools for non-profit groups. He is an officer and director of Silby, Guffey and Co., Inc., a venture capital firm.	22	Ameritas Acacia Mutual Life Insurance Company Calvert Foundation Grameen Foundation USA GroupServe Foundation
OFFICERS					
SUSAN WALKER BENDER, Esq. DOB: 01/29/59	Officer	2000	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		
IVY WAFFORD DUKE, Esq. DOB: 09/07/68	Officer	2000	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd.		
STEVEN A. FALCI DOB: 08/01/59	Officer	2003	Senior Vice President of Calvert Asset Management Company, Inc. Prior to joining Calvert, Mr. Falci was SVP and Senior Portfolio Manager at Principal Mellon Equity Associates.		
TRACI L. GOLDT DOB: 10/11/73	Officer	2004	Executive Assistant to General Counsel, Calvert Group, Ltd. Prior to working at Calvert, Ms. Goldt was Senior Project Manager for Backwire.com, and Project Manager for marchFIRST.		

Name & Date of Birth	Position with Fund	Position Start Date	Principal Occupation During Last 5 Years	# of Calvert Portfolios Overseen (Not Applicable to Officers)	Other Directorships
DANIEL K. HAYES DOB: 09/09/50	Officer	2000	Senior Vice President of Calvert Asset Management Company, Inc.		
HUI PING HO, CPA DOB: 01/06/65	Officer	2000	Tax Compliance Manager of Calvert Group, Ltd. and Assistant Fund Treasurer.		
LANCELOT A. KING, Esq. DOB: 07/19/70	Officer	2002	Assistant Vice President and Associate General Counsel of Calvert Group, Ltd. Prior to working at Calvert Group, Mr. King was an associate with Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, and also with Kirkpatrick & Lockhart.		

CATHERINE P. ROY DOB: 02/02/56	Officer	2004	Senior Vice President of Calvert Asset Management Company, Inc. Prior to joining Calvert, Ms. Roy was Senior Vice President of US Fixed Income for Baring Asset Management, and SVP and Senior Portfolio Manager of Scudder Insurance Asset Management.		
WILLIAM M. TARTIKOFF, Esq. DOB: 08/12/47	Officer	2000	Senior Vice President, Secretary, and General Counsel of Calvert Group, Ltd.		
RONALD M. WOLFSHEIMER, CPA DOB: 07/24/52	Officer	2000	Senior Vice President and Chief Financial Officer of Calvert Group, Ltd. and Fund Treasurer.		
MICHAEL V. YUHAS JR., **CPA** DOB: 08/04/61	Officer	2000	Director of Fund Administration of Calvert Group, Ltd. and Fund Controller.		

The address of Directors and Officers is 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814, except Mr. Silby's address is 1715 18th Street, N.W., Washington, DC 20009. Ms. Krumsiek is an interested person of the Fund since she is an officer and director of the Fund's advisor and its affiliates. Mr. Silby is an interested person of the Fund since he is a director of the parent company of the Fund's advisor.

Additional information about the Fund's Directors can be found in the Statement of Additional Information (SAI). You can get a free copy of the SAI by contacting your broker, or the Fund at 1-800-368-2745.

Protecting your privacy



Your relationship with us is important.

Please take time to review this statement about our privacy policies with existing and former customers. We do not disclose any non-public personal information about our customers to anyone, except as permitted by law.

YOUR PRIVACY IS A TOP PRIORITY.
You have shared personal and financial information with us:
- Information we receive from you on applications or other forms, such as your name, address, social security number, assets and income; and
- Information about your transactions with us, our affiliates or others, such as your account balance, payment history and parties to transactions;

We use this information to provide our products and services to you, and to assist you in achieving your financial goals. We promise to protect the security, privacy and use of your personal and financial information, including account and transaction details.

YOUR INFORMATION IS SHARED ONLY IN
LIMITED WAYS AND FOR SPECIFIC PURPOSES.
We do not currently share your information with affiliates in the Calvert and the Ameritas Acacia Companies; however, we reserve the right to do so. Also, we may disclose information we collect to companies that perform administrative or marketing services on our behalf, such as transfer agents, or printers and mailers that assist us in the distribution of materials, or others as permitted by law, in order to:

- provide you with faster, more comprehensive service, and
- implement security measures and fight fraud for your continued protection

Calvert does not give or sell information about you or your accounts to any other company, individual or group. However, governmental agencies, regulatory authorities and other entities may have access to such information if permitted by law.

THE PRODUCTS AND SERVICES YOU USE ARE
DELIVERED IN A SECURE ENVIRONMENT.
Whether you use automated telephone capabilities or the Internet, you can feel confident that we employ security measures that are appropriate to each technology. For more information on Internet-specific privacy and security measures, please visit our Web site at **www.calvert.com**.

KEEPING YOUR PERSONAL INFORMATION
ACCURATE AND CURRENT IS A VITAL CONCERN.
We strive to keep your personal and financial information accurate. If you believe that our records are incorrect or out of date, please notify us by contacting Investor Relations at **800.368.2745** and we will make any necessary corrections.

EMPLOYEE ACCESS TO YOUR INFORMATION IS LIMITED.
Our employees have limited access to shareholder information based on their job function. This enables them to assist you in completing transactions, obtaining additional information about our products and resolving any problems that might arise. All employees are instructed to use the strict standards of care outlined in Calvert's confidentiality rules. Employees who do not conform to Calvert's confidentiality rules are subject to disciplinary actions that may include dismissal.

YOUR PRIVACY PREFERENCES WILL BE RESPECTED.
Since your financial needs change and our financial products are continually developing, we may contact you to determine if we can be of additional service to you. Most of our shareholders appreciate hearing about our new offerings and choose to continue to do so. If you have additional questions about these policies, please call Investor Relations at **800.368.2745**.

This notice is subject to change.
Created on 02-05-01
Revised 08-20-04

CALVERT SOCIAL INVESTMENT FUND
CSIF Balanced Fund
CSIF Equity Fund
CSIF Enhanced Equity Fund
CSIF Bond Fund

CALVERT WORLD VALUES FUND, INC.
Calvert World Values International Equity Fund
Calvert Capital Accumulation Fund

CALVERT SOCIAL INDEX SERIES, INC.
Calvert Social Index Fund

CALVERT IMPACT FUND, INC.
Calvert Large Cap Growth Fund

THE CALVERT FUND
Calvert New Vision Small Cap Fund
Calvert Income Fund
Calvert Short Duration Fund

SUPPLEMENT DATED MAY 24, 2004 TO THE CLASS I (INSTITUTIONAL) SHARES PROSPECTUS DATED JANUARY 31, 2004

The second paragraph under the section titled "How To Open An Account" on page 32 of the Prospectus is replaced with the following:

Minimum To Open An Account: $1,000,000 per Fund. The $1 million initial investment may be waived for:

- Certain omnibus accounts such as fund supermarkets or employer-sponsored retirement or employee benefit plan accounts; and

- Investors who have executed a Letter of Intent agreeing to invest $1 million over a certain period of time through a series of purchases of Class I shares.

Class I accounts of an investor and any person related to or affiliated with the investor may be aggregated for purposes of applying the $1 million initial investment minimum to the investor, but no more than three accounts may be aggregated.

Calvert reserves the right, in its discretion, to waive the investment minimum.

The Average Annual Total Return table for CSIF Balanced on page 2 of the Prospectus is replaced with the following:

Average Annual Total Returns (as of 12•31•03)

	1 year	**Since Inception**[1]
CSIF Balanced:		
Return before taxes	17.81%	0.95%
Return after taxes on distributions	17.12%	-0.89%
Return after taxes on distributions and sale of Fund shares	11.53%	-0.19%
Russell 1000 Index	29.89%	-0.20%
Lehman Aggregate Bond Index TR	4.10%	7.09%
Lehman U.S. Credit Index	7.70%	7.67%
Lipper Balanced Funds Avg.	19.09%	2.66%

[1] Since inception of Class I shares (2/28/99).

(Indices reflect no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

The Average Annual Total Return table for CWVF International Equity on page 12 of the Prospectus is replaced with the following:

Average Annual Total Returns (as of 12•31•03)

	1 year	**Since Inception**[1]
CWVF International Equity:		
Return before taxes	30.11%	-0.65%
Return after taxes on distributions	30.32%	-1.43%
Return after taxes on distributions and sale of Fund shares	20.26%	-0.91%
MSCI EAFE Index GD	39.17%	0.82%
Lipper International Funds Average	34.74%	1.63%

[1] Since inception of Class I shares (2/28/99).

(Index reflects no deduction for fees, expenses or taxes. Lipper Average reflects no deduction for taxes.)

(#04-001)

Calvert Social Investment Fund (CSIF) Balanced Portfolio
CSIF Equity Portfolio
CSIF Enhanced Equity Portfolio
CSIF Bond Portfolio
Calvert Social Index Fund
Calvert Large Cap Growth Fund
Calvert Capital Accumulation Fund
Calvert World Values Fund (CWVF) International Equity Fund
Calvert New Vision Small Cap Fund

Calvert Income Fund
Calvert Short Duration Income Fund

Prospectuses dated: January 31, 2004

Calvert Tax-Free Reserves (CTFR) Limited-Term Portfolio
CTFR Long-Term Portfolio
Calvert National Municipal Intermediate Fund
CTFR Vermont Municipal Fund
Calvert California Limited-Term Municipal Fund

Prospectuses dated: April 30, 2004

Date of this Supplement: July 27, 2004

The following supplements the information in the above prospectuses regarding How to Buy Shares:

In determining the applicable Class A sales load breakpoints/discount, you may take into account the higher of cost or current value of your existing holdings of any class of Calvert's non-money market funds, including shares held by your family group and through your retirement plan(s).

Once the total balance of your existing Class B holdings of Calvert's funds reaches or exceeds $100,000, you should make future investments in Class A or Class C shares, rather than Class B, since you will qualify for Class A sales load breakpoints/discount.

Once the total balance of your existing Class C holdings of Calvert's funds reaches or exceeds $1,000,000, you should make future investments in Class A since you will qualify to purchase Class A shares with no sales load.

#04-007

SUPPLEMENT Dated September 30, 2004
TO:

CALVERT SOCIALLY RESPONSIBLE FUNDS
PROSPECTUS
And
CALVERT INSTITUTIONAL (CLASS I) SHARES PROSPECTUS

CSIF Balanced Portfolio
CSIF Equity Portfolio
CSIF Enhanced Equity Portfolio
CSIF Bond Portfolio
Calvert Social Index Fund
Calvert Large Cap Growth Fund
Calvert Capital Accumulation Fund
CWVF International Equity Fund
Calvert New Vision Small Cap Fund
Prospectus dated: January 31, 2004

CALVERT INCOME FUND AND SHORT DURATION INCOME FUND
PROSPECTUS
And
CALVERT INSTITUTIONAL (CLASS I) SHARES PROSPECTUS

Calvert Income Fund
Calvert Short Duration Income Fund
Prospectus dated: January 31, 2004

Calvert Tax-Free Reserves Limited-Term Portfolio
Calvert Tax-Free Reserves Long-Term Portfolio
Calvert National Municipal Intermediate Fund
Calvert Tax-Free Reserves Vermont Municipal Portfolio
Prospectus dated: April 30, 2004

Calvert California Limited-Term Municipal Fund
Prospectus dated: April 30, 2004

The following supplements the disclosure under "Redemption Fee" in the respective prospectuses for each of the above-named Funds or Portfolios (each, a "Fund"):

The Fund does not charge a redemption fee on exchange or redemption transactions by accounts that the Fund or its transfer agent reasonably believes are maintained in a retirement plan omnibus account (e.g., a Fund account maintained by a retirement plan service provider where the ownership of, or interest in, Fund shares by more than one individual or participant is held through the account and the subaccounting for such Fund account is done by a party other than the Fund's transfer agent). However, the redemption fee will be imposed on a retirement plan omnibus account if (i) the Fund's transfer agent has been informed that the service provider maintaining the omnibus account has the systematic capability of assessing the redemption fee at the individual or participant account level and (ii) the omnibus account is not otherwise exempt from the fee. If the Fund or its transfer agent suspects any market timing activity in a retirement plan omnibus account, the Fund's transfer agent will seek full cooperation from the service provider maintaining the account to identify the underlying participant(s). Calvert expects the service provider to take immediate action to stop any further short-term trading by such participant(s) or plan.

In addition, the Fund reserves the right to waive or impose the redemption fee or withdraw waivers at its discretion. The Fund expects that certain waiver categories will be eliminated over time as operating systems are improved, including improvements necessary to enable the assessment of the fee on shares held through omnibus accounts or other intermediaries and in connection with pending Securities and Exchange Commission redemption fee rules. Depending upon the nature of the Fund's shareholder accounts, a significant percentage of its shareholders may not be subject to the redemption fee.

CALVERT LARGE CAP GROWTH FUND

To Open an Account
800-368-2748

Yields and Prices
Calvert Information Network
(24 hours, 7 days a week)

800-368-2745

Service for Existing Account
Shareholders: 800-368-2745
Brokers: 800-368-2746

TDD for Hearing Impaired
800-541-1524

Branch Office
4550 Montgomery Avenue
Suite 1000 North
Bethesda, Maryland 20814

Registered, Certified or Overnight Mail
Calvert Group
c/o BFDS
330 West 9th Street
Kansas City, MO 64105

Web Site
http://www.calvert.com

Principal Underwriter
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000 North
Bethesda, Maryland 20814

This report is intended to provide fund information to shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by a prospectus.

CALVERT'S FAMILY OF FUNDS

Tax-Exempt Money Market Funds
CTFR Money Market Portfolio

Taxable Money Market Funds
First Government Money Market Fund
CSIF Money Market Portfolio

Balanced Fund
CSIF Balanced Portfolio

Municipal Funds
CTFR Limited-Term Portfolio
CTFR Long-Term Portfolio
CTFR Vermont Municipal Portfolio
National Muni. Intermediate Fund
California Limited-Term Municipal Fund

Taxable Bond Funds
CSIF Bond Portfolio
Income Fund
Short Duration Income Fund

Equity Funds
CSIF Enhanced Equity Portfolio
CSIF Equity Portfolio
Calvert Large Cap Growth Fund
Capital Accumulation Fund
CWV International Equity Fund
New Vision Small Cap Fund
Calvert Social Index Fund
Calvert Small Cap Value Fund
Calvert Mid Cap Value Fund

 **PRINTED ON RECYCLED PAPER USING SOY-BASED INKS**